March 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Premier Biomedical, Inc. Registration Statement on Form S-1 File No. 333-209125 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 25, 2016, in which we requested the acceleration of the effective date of the above-reference Registration Statement for March 30, 2016 at 10:00 a.m. EST in accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ William A. Hartman

William A. Hartman,

President